February 7, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Attention: Michael R. Clampitt

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	TriLinc Global Impact Fund, LLC CIK No. 0001550453

Mr. Clampitt:

On behalf of TriLinc Global Impact Fund, LLC, a Delaware limited liability company (the “Company”), and following up on our conversation earlier this week, we are responding to the comment letter from the Staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) to Gloria Nelund of the Company, dated February 5, 2013 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

General:

1.	Revise the table of contents to include the Appendices.

Response to Comment No. 1.

In response to your comment, the Company will revise the table of contents in Pre-Effective Amendment No. 1 to the Company’s registration statement on Form S-1 (“Amendment No. 1”) which will be filed with you shortly to include the Appendices.

2.	Please provide the staff with an analysis regarding:

•	your repricing method and the applicability of Rule 159 as you have previously provided us by email;

•	how the price will be conveyed and how the method of conveyance meets the Rule 159 requirements;

•	the market and marketing for the product and your expected competition; and

•	how material foreign currency fluctuations will affect your business model and the mid-month NAV calculations.

Response to Comment No. 2.

With respect to Rule 159, the Company does not believe that the absence of a set offering price when an investor buys securities is by its nature a material omission. The Staff has accepted a similar position in the context of daily net asset value (“NAV”) real estate investment trusts (“REITs”), whose offering prices are usually published at the close of business after an investor has submitted his or her subscription and therefore the investors are always investing at a time when they do not know the offering price. In addition, the assets of a REIT are generally properties and when they revalue a property annually, the NAV is susceptible to an increase or a decrease depending on both market conditions generally and on the specific property. Depending on the size of the portfolio and on whether the properties are large institutional quality properties (for example, premier office buildings or shopping malls), a change in the value of a single property could materially affect the NAV of the REIT.

With respect to the Company, the Company does not expect NAV to change materially. The principal changes on an ongoing basis will result from accruals of income and expenses and the effect of the issuance of new units. The assets are expected to be primarily trade finance (which are short term and likely to be in the $200,000 to $3,000,000 range) and direct loans which will mature in approximately three to five years and would generally be expected to be in the $1,000,000 to $10,000,000 range. The number of loans could range from about 150 to 1,500 if the Company has a successful offering but are more likely to be in the 500 to 600 range. Because the Company is not seeking to sell these investments but will be looking primarily to hold them to maturity, normal interest rate movements and similar market conditions are not likely to have a material impact on the value of the assets. A default could, however, affect the value of the assets but given the expected diversification of the portfolio, it would take defaults on numerous loans to have a material impact on the Company’s NAV. In addition, the vast majority of the Company’s loans are expected to be U.S. dollar denominated and all payments to be in U.S. dollars so it is not expected that there will be any foreign currency exposure. In the very unlikely circumstance that anything is non-dollar denominated, the position would be hedged and the effect would be de minimis. Accordingly, the Company is not expecting frequent or significant changes in its NAV. Management will evaluate NAV for each of the Company’s semi-monthly closings and the Board will consider the NAV at the end of each quarter, starting at the end of the first full quarter after the minimum offering is achieved. In addition, unlike the daily NAV REITs, the Company is not selling its shares at NAV so even if NAV changes, the offering price will not necessarily change. The NAV has to decrease by more than 2.5% before the Company will consider changing the offering price. However, the Company does intend on changing the offering price if the NAV increases but again, they are not expecting material increases.

As indicated in the prospectus included in the Company’s registration statement on Form S-1 filed with the Commission on December 26, 2012 (the “Prospectus”), the Company will file a prospectus supplement with the SEC disclosing adjusted offering prices and will also post the updated information on its website so, unlike the daily NAV REITs, there will always be a supplement filed whenever the offering price is adjusted.

The Company explains on pages 62-63 of the Prospectus in great detail how the quarterly valuation will be determined. The Company describes how this valuation will be used to determine the offering price in a number of places but see, for example, the first risk factor on page 30 of the Prospectus which deals with the risk that investors may not know the purchase price when they invest. It says that in the event that the NAV decreased by more than 2.5% and the Board believes the decrease is due to a non-temporary movement in the credit markets or the value of the Company’s assets, the Board will establish a new offering price that will be not more than 2.5% above the NAV, after deduction of selling commissions, dealer manager fees and organization and offering expenses. What it does not say here but says elsewhere (see for example the first sentence under “Value Determinations in Connection with this Best-Efforts Offering” on page 73 of the Prospectus) is that to the extent that the NAV increases, the offering price will be increased to ensure that no units are sold at a price per unit that, after deduction of the selling commissions, dealer manager fees and organization and offering expenses, is below the NAV per unit. We will add this disclosure to the risk factor and will make sure that the disclosure throughout the book is consistent as to the basis on which the offering price will be adjusted and the fact that a supplement to the prospectus will be filed disclosing changes to the offering price.

The Company will clarify how any adjustments to the offering price might be made in between quarterly valuations and determinations by the Board (which is currently described on page 73 of the prospectus commencing with the second paragraph). The Company will clarify the disclosure to indicate that prior to each of the semi-monthly closings, management will do an assessment of the NAV based on the same factors as described on page 70 of the Prospectus under “Valuation of Investments” with respect to the three levels of valuation. The difference in the semi-monthly process versus the quarterly process will be that in the semi-monthly process, management will perform the valuation without necessarily having input from sub-advisors, the Board or its Committees or Duff & Philps and will determine whether they believe that the offering price, after deducting selling commissions, dealer manager fees and organization and offering expenses, is below the NAV. To the extent they believe it is, the disclosure will make clear that management will apprise the Board of this fact and the Board will determine if the offering price should be adjusted prior to any closing or whether the closing should be deferred. If it determines to adjust the price, a supplement will be filed and the new price will be posted on the Company’s website. The Company has previously undertaken to the SEC to file an amendment to the registration statement if the change in the price of the securities is more than 20%. In addition, the DRP units will be sold at the then current offering price per unit, less the sales fees associated with that class of units in the primary offering (as set forth in the Plan of Distribution under “Underwriting Compensation” on page 121 of this Prospectus”).

You have asked about the market and marketing for non-traded public products, and the expected competition. Non-traded public products such as the Company’s securities are commonly said to be sold through Main Street and not Wall Street. By that it is meant that the Wall Street and regional brokerage houses rarely sell these products. Instead they are predominantly sold by the independent broker dealer network and financial advisors. The Dealer Manager may retain a selling group of 100 different broker dealer firms and sometimes closer to 125. Because of this, it is exceedingly difficult to turn the subscription process on and off. Because non-traded public issuers engage in best efforts offerings and not firm underwritten offerings, there is not one take down and the offering usually lasts for two and frequently three years. Because the size of the minimum investment is small, non-traded vehicles generally have tens of thousands of investors – 30,000 investors and sometimes many more is not unusual (more would be expected if the Company’s offering was fully subscribed). Therefore, given the number of expected subscriptions and the number of broker dealer firms involved in the subscription process, attempting a rescission process when the price is changed is clearly not practicable.

The Dealer Manager has indicated to the Company that they expect that non-traded business development companies represent the competitive force in the marketplace for the Company’s product.

Unit Repurchase Program, Page 108

3.	Please file your share repurchase program documentation as an exhibit to your registration statement. Please also provide your analysis as to the applicability of Rule 13e-4, Regulation 14E and Rule 102 of Regulation M to this program.

Response to Comment No. 3.

The Company will file its unit repurchase documentation as an exhibit to Amendment No. 1.

Rule 13e-4 and Regulation 14E

The Company has analyzed the applicability of Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended, to its unit repurchase program and determined that its program is substantially similar to the repurchase programs of other non-traded issuers, such as (i) Behringer Harvard REIT I, Inc., Behringer Harvard Mid-Term Value Enhancement Fund I LP and Behringer Harvard Short-Term Opportunity Fund I LP., which were granted no action relief on October 26, 2004, (ii) CNL Income Properties, Inc., which was granted no action relief on March 11, 2004, (iii) Apple REIT Six, Inc., which was granted no action relief on June 30, 2006 and (iv) Hines Real Estate Investment Trust, Inc., which was granted no action relief on September 7, 2006.

The principal characteristics of the Company’s unit repurchase program are as follows:

•	All material information and modifications related to the repurchase program will be fully and timely disclosed to unitholders in the prospectus delivered to unitholders, as supplemented or amended;

•

The Company will not actively solicit or recommend redemptions other than disclosing the availability of the unit repurchase program. The role of the Company in effectuating redemptions under the unit repurchase plan will be ministerial;

•	The unit repurchase program will commence 12 months after the Company meets the minimum offering requirement but unitholders will not be required to hold units for a specified period;

•	Redemptions will be limited in any 12-month period to units whose aggregate value is 5% of the Company’s weighted average number of outstanding units in such 12-month period;

•

Unless the Company’s board of managers determines otherwise, the Company will limit the number of units to be repurchased during any calendar year to the number of units the Company can repurchase with the proceeds the Company receives from the sale of units under the Company’s distribution reinvestment plan;

•

To the extent that the number of units submitted to the Company for repurchase exceeds the number of units that the Company is able to purchase, the Company will repurchase units on a pro rata basis from among the requests for repurchase received by the Company;

•

Amendment No. 1 will reflect that the purchase price will be equal to the then current offering price per unit, less the sales fees associated with that class of units in the primary offering. Accordingly, no premium will ever be paid by the Company for the units redeemed pursuant to the unit repurchase program over the offering price;

•

Unitholders may cancel redemption requests. Cancellation requests must also be made in writing and received by the Company at least five business days prior to the end of the quarter to be effective for that quarter;

•

There will be no established trading market for the Company’s units and the repurchase program will be terminated if the Company’s units are listed on a national securities exchange or included for quotation on a national securities market, or in the event a secondary market for the Company’s units develops; and

•	The repurchase program is open to all unitholders on the same terms for each class of units.

In addition, the Company has reviewed no action relief letters for certain NAV REITs and concluded that its program is substantially similar to the repurchase programs of these issuers, such as (i) American Realty Capital Daily Net Asset Value Trust, Inc., which was granted no action relief on July 21, 2011, (ii) Clarion Partners Property Trust Inc., which was granted no action relief on May 17, 2011, and (iii) Cole Real Estate Income Strategy (Daily NAV), Inc., which was granted no action relief on December 6, 2011.

The Company believes that its unit repurchase program shares many of the characteristics of the programs reference above, which were granted relief by the Commission and that redemptions under the program do not constitute issuer tender offers within the meaning of Rule 13e-4 and Regulation 14E on the basis of the reasoning set forth in the no-action letters cited above. Additionally, the purpose of the repurchase program is to provide limited liquidity to investors. The program is not a mechanism to solicit units as is the case in traditional “tender offers.”

Regulation M

The Company respectfully submits that the unit repurchase program is consistent with the class relief granted in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The unit repurchase program satisfies each of the following conditions set forth in the Alston & Bird LLP exemptive letter granting relief to permit non-listed REITs to redeem their common stock under an established share repurchase program during the applicable Regulation M restricted period while in a distribution of their common stock:

•	There is no trading market for the Company’s units;

•	The Company will terminate the unit repurchase program during the distribution of its units in the event that a secondary market for the Company’s units develops;

•	The Company will purchase units under the unit repurchase program at a price that does not exceed the then current offering price of the Company’s units;

•	The terms of the unit repurchase program are fully disclosed in the Company’s prospectus; and

•	Except as otherwise exempted in the Alston & Bird LLP exemptive letter, the Company shall comply with Regulation M.

Although the Company is not a REIT, the Company’s believes that the offering of its units and the unit repurchase program are substantially the same as comparable offerings of the non-listed REITs to which the Commission has granted relief from the provisions of Rule 102(a) of Regulation M pursuant to the Alston & Bird LLP exemptive letter. Similar to the non-traded REITs that have been granted relief from Rule 102 of Regulation M, the Company is conducting a continuous offering for up to two years, subject to extension. The Company has not listed its units on any securities exchange and has no plans to do so in the future. Further, the Company does not expect that its units will trade on any established market. The unit repurchase program was created solely to provide unitholders of the Company with a process through which, after one year after the minimum offering requirements are met, they can liquidate all or a portion of their investment in the Company’s units, in light of the fact that there is no secondary trading market for the units and the Company does not anticipate that a secondary trading market will develop.

In addition, the Company has reviewed no action relief letters for certain non-traded business development companies and concluded that its program is substantially similar to the repurchase programs of these issuers, such as (i) Business Development Corporation of America, which was granted no action relief on August 8, 2012, and (ii) FS Investment Corporation II, which was granted no action relief on June 7, 2012.

Sincerely,

/s/ Judith D. Fryer

Judith D. Fryer

cc:	Gloria S. Nelund, TriLinc Global Impact Fund, LLC